PDC 2003-D LIMITED PARTNERSHIP
1775 Sherman Street, Suite 3000
Denver, Colorado 80203
Via EDGAR
September 6, 2011
Mellissa Campbell Duru, Esq.
United States Securities and Exchange Commission
Special Counsel
Office of Mergers & Acquisitions
100 F. St., N.E.
Washington, D.C. 20549
Re:	PDC 2003-D Limited Partnership
Amendment No. 2 to Schedule 13E-3 filed by PDC 2003-D Limited Partnership,
Petroleum Development Corporation, DP 2004 Merger Sub, LLC, Gysle R.
Shellum, Barton R. Brookman, Jr. and Daniel W. Amidon
Filed August 22, 2011
File No. 005-86299

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A Filed August 22, 2011 File No. 000-50618
Dear Ms. Duru:
     Set forth below are the responses of PDC 2003-D Limited Partnership, a West Virginia limited partnership (the “Partnership,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 30, 2011, with respect to (i) Amendment No. 2 to Schedule 13E-3 filed on August 22, 2011 by the Partnership, Petroleum Development Corporation, DP 2004 Merger Sub, LLC, Gysle R. Shellum, Barton R. Brookman, Jr. and Daniel W. Amidon and (ii) Amendment No. 2 to the Partnership’s Preliminary Proxy Statement on Schedule 14A filed on August 22, 2011.

     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. When this response letter uses the term “Partnership Affiliates,” it is referring to Petroleum Development Corporation, DP 2004 Merger Sub, LLC and Messrs. Brookman, Shellum and Amidon collectively (and together with Partnership, the “Filing Persons”).
Schedule 13E-3/A
General
1. Unless otherwise indicated, please note that each comment applies to each of PDC 2003-A, PDC 2003-B, PDC 2003-C, PDC 2003-D and PDC 2002-D Limited Partnerships.
     Response:
     We acknowledge the Staff’s comments and will address each Staff comment for each of PDC 2003-A Limited Partnership, PDC 2003-B Limited Partnership, PDC 2003-C Limited Partnership, 2003-D Limited Partnership and 2002-D Limited Partnership.
Amendment No. 2 to Preliminary Proxy Statements
General
2. We reissue prior comment 3. Please provide an opinion of Nevada counsel that addresses under applicable Nevada state law, the legal authority of the special transaction committee of the PDC Board to make the Rule 13e-3 disclosures and filings.
     Response:
     We acknowledge the Staff’s comments and have attached hereto as Annex A an opinion dated September 2, 2011, from Brownstein Hyatt Farber Schreck, LLP, special Nevada counsel to PDC, that addresses the legal authority of the special transaction committee of the PDC board of directors to make the Rule 13e-3 disclosures and filings under applicable Nevada state law.

Closing Comments:
We believe we have appropriately responded to the Staff’s comments contained in the Staff’s letter dated August 30, 2011. We respectfully request an opportunity to discuss this response letter further with the Staff if, after a review of this information, the Staff does not concur with our interpretation. Please do not hesitate to call the undersigned, Dan Amidon, with any questions or if we may provide the Staff with any additional information.
Thank you for your assistance.
Sincerely yours,

/s/ Dan Amidon

Annex A
September 2, 2011
Board of Directors of Petroleum Development Corporation
1775 Sherman Street, # 3000
Denver, CO 80203
Ladies and Gentlemen:
     We have acted as special Nevada counsel to Petroleum Development Corporation, a Nevada corporation (the “Company”), in connection with the request by the Securities and Exchange Commission (the “Commission”) for clarification regarding the delegation of authority by the board of directors of the Company (the “Board of Directors”) to its Special Transaction Committee (the “Special Committee”) with respect to the transaction statements on Schedule 13E-3 (collectively, and each as amended to date, the “Transaction Statements”) filed with the Commission by the Company and the other Filing Persons (as defined in the applicable Transaction Statement) pursuant to the Securities Exchange Act of 1934, as amended (the “Act”). This opinion letter is being issued and delivered to the Board of Directors at the request of the Company.
     For purposes of rendering this opinion letter, we have made such legal and factual examinations and inquiries, including an examination of originals or copies certified or otherwise identified to our satisfaction as being true copies of (i) the Company’s articles of incorporation and bylaws, each as amended to date (the “Governing Documents”); (ii) the resolutions of the Board of Directors of the Company, dated as of August 22, 2008, April 15, 2011, and July 26, 2011, respectively, as certified in that certain Secretary’s Certificate, dated as of August 19, 2011, and provided to the Commission on August 22, 2011 (collectively, the “Authorizing Resolutions”); and (iii) such other agreements, instruments, corporate records and other documents as we have deemed necessary or appropriate. We have also obtained from officers, representatives and agents of the Company and from public officials, and have relied upon, such certificates, representations and assurances as we have deemed necessary and appropriate for the purpose of issuing this opinion letter.
     Without limiting the generality of the foregoing, we have, with your permission, assumed without independent verification that (i) the statements of fact and representations and warranties set forth in the documents we reviewed are true and correct; (ii) each natural person executing a document has sufficient legal capacity to do so; (iii) all documents submitted to us as originals are authentic, the signatures on all documents that we have examined are genuine, and all documents submitted to us as certified, conformed, photostatic, electronic or facsimile copies conform to the original document; and (iv) all corporate records made available to us by the Company, and all public records we have reviewed, are accurate and complete.
     We are qualified to practice law in the State of Nevada. The opinions set forth herein are expressly limited to and based exclusively on the general corporate laws of the State of Nevada (“Applicable Nevada Law”) and we do not purport to be experts on, or to express any opinion with respect to the applicability or the effect of, the laws of any other jurisdiction. We express no opinion concerning, and we assume no responsibility as to laws or judicial decisions related to, or any orders,

100 North City Parkway, Suite 1600 | Las Vegas, NV 89106-4614 Brownstein Hyatt Farber Schreck, LLP bhfs.com	702.382.2101 tel 702.382.8135 fax

Board of Directors of Petroleum Development Corporation
September 2, 2011

consents or other authorizations or approvals as may be required by, any federal laws, rules or regulations, including, without limitation, any federal securities laws, rules or regulations, or any state securities or “blue sky” laws, rules or regulations.
     Based upon the foregoing and in reliance thereon, and subject to the qualifications, limitations and assumptions set forth herein, we are of the opinion that:
     1. The delegation by the Board of Directors of its authority to the Special Committee, as and to the extent set forth in the Authorizing Resolutions, is permissible under the Governing Documents and Applicable Nevada Law.
     2. The Board of Directors has duly authorized the Special Committee to exercise the powers of the Board of Directors as and to the extent set forth in the Authorizing Resolutions.
     The opinion expressed herein is based upon the Applicable Nevada Law in effect and the facts in existence as of the date hereof. In delivering this opinion letter to you, we disclaim any obligation to update or supplement the opinion set forth herein or to apprise you of any changes in such laws or facts after the date hereof. No opinion is offered or implied as to any matter, and no inference may be drawn, beyond the strict scope of the specific issues expressly addressed by the opinion set forth herein.
     We hereby consent to your furnishing this opinion letter to the Commission and filing this opinion letter as an exhibit to any of the Transaction Statements in direct response to the Commission’s specific request therefor in connection with the Transaction Statements.
Very truly yours,